UPLIFT NUTRITION, INC.

4423 South 1800 West

Roy, Utah 84067

Phone 801-721-4410

Fax no. 801-732-9371

March 31, 2008

AS FILED ON EDGAR

William J. Kearns, Staff Accountant

Office of Beverages, Apparel and Health Care Service

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0213

Mail Stop 3561

Re:

Uplift Nutrition, Inc.

Item 4.01 of Form 8-K

Filed March 20, 2008

File No. 000-52890

Dear Mr. Kearns:

This letter is submitted by us on Edgar in response to your comment letter dated March 24.

For your information, the reason that we dismissed Michael J. Larsen, PC, as our auditors, was because Mr. Larsen informed us a day or two prior to March 18 that he would not be able to complete his audit of our December 31, 2007, financial statements by March 31, 2008.  We did not feel comfortable filing an extension for the filing of our Form 10-KSB due on March 31, 2008 (unless we absolutely had to) and therefore, we decided to find a qualified auditor who was committed to completing an audit of our financial statements by the normal deadline.

In response to the specific 4 comments in your letter, we are filing an amended Form 8-K/A.  In addition to the amendments in the Form 8-K which we believe speak for themselves in addressing the Commission’s comments, our responses are as follows:

1.

Yes, as we say in our amended Form 8-K, the decision to change accountants was both recommended and approved by the Board of Directors on March 18, 2008, when the meeting involving such occurred.

2.

The disagreement we had with our former auditor occurred in October 2007 and concerned valuing certain shares issued for services in October 2006, a year earlier.  Our then-auditors thought we should give a higher value, given that the stock had a week or so earlier had an isolated trade on

William J. Kearns, Staff Accountant

March 31, 2008

the Pink Sheets at $0.21 per share; at the same time, our Board of Directors thought the valuation should have been lower.  We eventually agreed with our then-auditor and the matter was resolved and put to rest.  And yes, at the time of the disagreement, the Board of Directors discussed the matter thoroughly.

3.

As we indicate in the amended Form 8-K, we did issue 50,000 “restricted” shares for services to a grocery store consultant in November 2007.  Yet this similar transaction to the transaction in 2006 (which gave rise to our earlier dispute with our then-auditor), did NOT give rise to any disagreement or dispute whatsoever over valuation or anything else.

4.

We have filed an updated letter from Michael J. Larsen, PC, as Exhibit 16 and in which Mr. Larsen agrees with the statements in our amended Form 8-K.

In connection with the above-responses to the Commission’s March 24 comment letter, Uplift Nutrition hereby acknowledges:

1.

The Company from our full responsibility for the adequacy and accuracy of disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UPLIFT NUTRITION, INC.

/s Gary C. Lewis

Gary C. Lewis, President and CEO